UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2006
ART Advanced Research Technologies Inc.
(Translation of registrant’s name into English)
2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada

(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
          Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
          Yes ☐                     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
          Yes ☐                     No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐                     No ☑

          This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the “Company”), as filed with the Canadian Securities Authorities:
1.	Press release dated August 3, 2006

2.	Interim financial statements for the period ending June 30, 2006
               Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH
TECHNOLOGIES INC.
(Registrant)

By:	/s/ Sébastien Gignac

	Name:	Sébastien Gignac
	Title:	Vice President, Corporate Affairs,
Secretary and General Counsel
Dated: August 3, 2006

News release
For immediate publication
ART Advanced Research Technologies Announces
2006 Second Quarter Financial Results
Montreal, Canada, August 3, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, today announced its financial results for the second quarter ended June 30, 2006. All dollar amounts referenced herein are in US dollars, unless otherwise stated.
Highlights
•	Revenues for the second quarter totaled $829,000, including sales from the newly acquired Fenestra product line;

•	ART filed a Medical Device Licence Application with Health Canada to obtain approval to begin the commercialization of the SoftScan breast imaging device;

•	Clinical trials continued with enrollment at the Princess Margaret Hospital in Toronto, the University of California-San Diego (UCSD), the Cancer Center at Martin Memorial in Florida, the Cedars Breast Clinic at the McGill University Health Centre (MUHC) and at the Central Alberta Medical Imaging Services (CAMIS);

•	Integration of Alerion Biomedical, Inc. (Alerion) imaging technology and product assets completed;

•	CDN$9.3 million (US$8.5 million) in investments closed in this quarter will fund new and ongoing activities;

•	Scientific presentations at the European Society of Molecular Imaging and at the International Union of Biochemistry and Molecular Biology have demonstrated to researchers the applications of the eXplore Optix time-domain technology for their research activities.
During the second quarter, ART completed the integration of the imaging technology and product assets resulting from the acquisition of Alerion, a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices. The total purchase price, including related expenses, was readjusted from $563,000 to $840,000 (subject to some further adjustments); these assets include, in particular, the intellectual property, the accounts receivable, the Fenestra product inventory and some fixed assets. The acquisition was recorded using the purchase method, and earnings from this acquisition have been included in the financial statements since the date of acquisition. The terms of the transaction provide for a purchase price which is subject to adjustments and to purchase price increases – in the form of earn-outs – based on the future revenue generated by the purchased assets. The purchase price was paid in cash and in common shares of the Company.
During the quarter, the Company announced the closing of a CDN$9.3 million financing round, in the form of an additional CDN$2.3 million (US$2.1M) investment by an institutional investor (through the exercise of an option granted pursuant to terms of the private placement of preferred shares announced in July, 2005), combined with a public offering of common shares for total gross proceeds of CDN$7 million (US$6.4M) to fund new and ongoing activities.
Following the second quarter, the Company announced the resignation of Ms. Micheline Bouchard as President &CEO, and the appointment of Mr. Sébastien Gignac to that position by the Board of Directors of ART.
Financial Highlights (in US dollars)
Sales for the three-month period ended June 30, 2006 were $828,673, compared to $752,500 for the three-month period ended June 30, 2005. Sales resulting from products amounted to $664,056, compared to $511,550 for the same quarter of last year. Sales resulting from maintenance totaled $164,617, compared to $240,950 in the quarter ended June 30, 2005. For the six-month period ended June 30, 2006, sales were $1,631,229, compared to $1,763,850 for the six-month period ended June 30, 2005. Sales resulting from products for the six-month period ended June 30, 2006 amounted to $1,466,612, compared to $1,264,400 for the same period of last year. Sales resulting from maintenance totaled $164,617, compared to $499,450 in the six-month period ended June 30, 2005. During the quarter ended June 30, 2006, the Company sold three (seven for the six-month period ended June 30, 2006) eXplore Optix units compared to two (six for the six-month period ended June 30, 2005) units during the same quarter a year ago. Sales from products include the multi-wavelength eXplore Optix system as well as add-ons and the sales of the Fenestra product. Sales resulting from maintenance include upgrades of the single-wavelength system to the new multiwavelength system and the sale of demonstration units.
For the three-month period ended June 30, 2006, the total cost of sales was $507,628, compared to $477,121 in the three-month period ended June 30, 2005. For the six-month period ended June 30, 2006, cost of sales was $1,005,666, compared to $1,216,442 for the six-month period ended June 30, 2005. During the three and six-month periods ended June 30, 2006, ART generated a gross margin of 44% and 41% respectively from the sales of its products compared to 38% and 36% for the same periods a year ago. Also, the Company generated on the maintenance a gross margin of 16% for both the three and six-month periods ended June 30, 2006, compared to 34% and 18% respectively for the same periods a year ago. The combined gross margin increase during the six-month period compared to the same period of last year is principally due to the lower cost of the eXplore Optix components resulting from more favorable terms negotiated with some vendors and the sales of the Fenestra product which provides higher margins. Cost of sales consisted principally of raw materials, royalties and manufacturing costs.
The Company’s research and development (“R&D”) expenditures for the three-month period ended June 30, 2006, net of investment tax credits amounted to $2,385,340, compared to $1,999,239 for the three-month period ended June 30, 2005. For the six-month period ended June

30, 2006, R&D expenditures, net of investment tax credits, were $4,349,112, compared to $4,669,283 for the six-month period ended June 30, 2005. The R&D expenditures consist principally of the salaries and benefits paid to its employees involved in R&D projects, and of clinical activities. The increase in R&D expenses for the current quarter compared to the same quarter last year is due to the increased effort accomplished to complete the SoftScan Medical Device Licence Application with Health Canada. At the same time, in order to optimize the eXplore Optix performance, the Company has reassigned a large part of the R&D resources of the SoftScan program to the Optix program. The decrease in R&D expenditures for the six-month period compared to last year also relates to the medical sector and is principally due to the non-recurring cost engaged last year associated with the manufacturing of the SoftScan clinical prototypes, partially offset by the increase of the costs related to complete the Health Canada filing.
Selling, general, and administrative (“SG&A”) expenses for the three-month period ended June 30, 2006 totaled $986,932, compared to $971,275 for the three-month period ended June 30, 2005. For the six-month period ended June 30, 2006, SG&A expenses were $1,979,435, compared to $1,843,358 for the six-month period ended June 30, 2005. SG&A expenses consist principally of salaries, professional fees and other costs associated with marketing activities. SG&A expenses were principally engaged to support commercial activities related to the eXplore Optix and Fenestra products as well as to support the Company’s overall activities.
The loss before interest and foreign exchange loss for the second quarter of 2006 was $3,122,676, compared to $2,783,946 for the same quarter a year ago. For the six-month period ended June 30, 2006, the loss before interest and foreign exchange loss was $5,847,584, compared to $6,110,524 for the same period a year ago.
As a result, net loss for the three-month period ended June 30, 2006 was $3,643,064 or $0.07 per share, compared to $2,701,883 or $0.06 per share for the three-month period ended June 30, 2005. For the six-month period ended June 30, 2006, the net loss was $6,785,096 or $0.14 per share, compared to $5,945,577 or $0.14 per share, for the six-month period ended June 30, 2005.

The financial statements, accompanying notes to the financial statements, and Management’s Discussion and Analysis for three-month period ended June 30, 2006, will be available online at www.sedar.com or at www.art.ca. Summary financial tables are provided below.
Conference Call
ART will host a conference call today at 8:30 AM (EDT). The telephone number to access the conference call is (514) 868-1042 when dialing within the Montreal area, or (866) 898-9626 for the rest of North America. Outside of North America, please dial (514) 868-1042. A replay of the call will be available until August 10, 2006. When dialing in for the replay from the Montreal area, please dial (514) 861-2272, or (800) 408-3053 for the rest of North America. From outside of North America, please dial (514) 861-2272. The access code for the replay is 3191781#.
A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Report on Form 20-F.
This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.
About ART
ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the

Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca.
FOR FURTHER INFORMATION, PLEASE CONTACT:
ART Advanced Research Technologies Inc.
Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777
www.art.ca

ART Advanced Research Technologies Inc.
Balance Sheets
(In U.S. dollars)
(Unaudited)

	June 30, 2006	December 31, 2005
ASSETS
Current assets
Cash	$7,952,298	$4,858,085
Term deposit, 2.00%, maturing in April 2006 (2% in 2005)	—	257,954
Commercial paper, 4.69% maturing in July 2006 (4.27% in 2005)	913,434	4,000,496
Accounts receivable	893,703	1,102,124
Investment tax credits receivable	791,388	691,273
Inventories	1,513,700	1,226,812
Prepaid expenses	483,990	399,567

	12,548,513	12,536,311

Property and equipment	687,001	554,929
Patents	2,291,268	1,529,092
Deferred costs	575,469	611,877

	$16,102,251	$15,232,209

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$2,149,914	$2,052,381
Deferred grant	135,262	89,872
Current portion of convertible debentures (Note 3)	2,054,600	2,054,600

	4,339,776	4,196,853

Convertible debentures (Note 3)	999,450	1,666,543

	5,339,226	5,863,396

SHAREHOLDERS’ EQUITY
Share capital and share purchase warrants (Note 3)	95,724,373	87,131,724
Equity component of convertible debentures (Note 3b)	1,510,467	1,510,467
Contributed surplus (Note 5)	862,506	721,051
Deficit	(89,785,690)	(82,033,557)
Cumulative translation adjustment	2,451,369	2,039,128

	10,763,025	9,368,813

	$16,102,251	$15,232,209

On behalf of the board,

/s/ Raymond Cyr	/s/ Benoit LaSalle
Director	Director
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Operations and Deficit
(In U.S. dollars)
(Unaudited)

	Three-month period ended		Six-month period ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Sales
Product	$664,056	$511,550	$1,466,612	$1,264,400
Maintenance	164,617	240,950	164,617	499,450

	828,673	752,500	1,631,229	1,763,850

Cost of sales
Product	369,793	318,012	867,831	806,659
Maintenance	137,835	159,109	137,835	409,783

	507,628	477,121	1,005,666	1,216,442

Gross margin	321,045	275,379	625,563	547,408

Operating expenses
Research and development, net of investment tax credits	2,385,340	1,999,239	4,349,112	4,669,283
Selling, general and administrative	986,932	971,275	1,979,435	1,843,358
Amortization	71,449	88,811	144,600	145,291

	3,443,721	3,059,325	6,473,147	6,657,932

Operating loss	3,122,676	2,783,946	5,847,584	6,110,524
Interest expense on convertible debentures	397,456	—	873,198	—
Interest income	(47,041)	(39,557)	(109,348)	(95,868)
Foreign exchange loss (gain)	169,973	(42,506)	173,662	(69,079)

Net loss	$3,643,064	$2,701,883	6,785,096	5,945,577

Deficit, beginning of year			82,033,557	68,122,241
Share and share purchase warrant issue expenses			967,037	—

Deficit, end of period			$89,785,690	$74,067,818

Basic and diluted net loss per share (Note 2)	$0.07	$0.06	$0.14	$0.14

Basic and diluted weighted average number of common shares outstanding	47,582,281	42,664,523	47,486,066	42,664,523

Number of common shares outstanding, end of period	52,248,981	42,664,523	52,248,981	42,664,523

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Cash Flows
(In U.S. dollars)
(Unaudited)

	Three-month period ended			Six-month period ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

OPERATING ACTIVITIES
Net loss	$(3,643,064)	$(2,701,883)	$(6,785,096)	$(5,945,577)
Items not affecting cash
Amortization	71,449	88,811	144,600	145,291
Stock-based compensation (Note 5)	73,283	58,788	141,455	116,143
Interest on convertible debentures	316,459	—	666,960	—
Net change in working capital items
Accounts receivable	99,519	106,312	221,626	(104,772)
Investment tax credits receivable	(35,007)	(102,963)	(69,745)	291,576
Inventories	578,181	(600,077)	(95,952)	(383,547)
Prepaid expenses	(525)	(48,240)	(52,994)	(119,887)
Accounts payable and accrued liabilities	(274,535)	(551,069)	(18,940)	(200,785)
Deferred grant	(1,858)	(527)	40,190	89,534

Cash flows from operating activities	(2,816,098)	(3,750,848)	(5,807,897)	(6,112,024)

INVESTING ACTIVITIES
Assets acquisition (Note 7)	(281,023)	—	(600,657)	—
Short-term investments	—	—	4,288,738	9,749,504
Property and equipment	(180,001)	(2,452)	(181,733)	(223,350)
Patents	—	(5,339)	—	(5,339)
Deferred costs	(15,209)	(107,313)	(31,332)	(200,666)

Cash flows from investing activities	(476,233)	(115,104)	3,475,016	9,320,149

FINANCING ACTIVITIES
Issue of senior convertible debentures	(625,000)	—	(1,250,000)	—
Issue of convertible preferred shares	2,031,361	—	2,031,361	—
Common shares and share purchase warrants	6,283,707	—	6,283,707	—
Equity and debt issue expenses	(909,956)	—	(909,956)	—

Cash flows from financing activities	6,780,112	—	6,155,112	—
Effect of foreign currency translation adjustments	152,786	(175,033)	143,848	(88,058)

	6,932,898	(175,033)	6,298,960	(88,058)

Net increase (decrease) in cash and cash equivalents	3,640,567	(4,040,985)	3,966,080	3,120,067
Cash and cash equivalents, beginning of year	5,184,655	8,794,123	4,859,142	1,633,071

Cash and cash equivalents, end of period	$8,825,222	$4,753,138	$8,825,222	$4,753,138

CASH AND CASH EQUIVALENTS
Cash	$7,952,298	$513,438	$7,952,298	$513,438
Commercial paper	872,924	4,239,700	872,924	4,239,700

	$8,825,222	$4,753,138	$8,825,222	$4,753,138

Supplemental disclosure of cash flow information
Interest received	$37,345	$32,274	$81,506	$88,585
Interest paid	$120,309	$—	$246,837	$—
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
   1- BASIS OF PRESENTATION
These interim financial statements as at June 30, 2006 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles. In the opinion of management, they contain all adjustments necessary to present fairly the Company’s financial position as at June 30, 2006 and December 31, 2005 and its results of operations and its cash flows for the three-month and the six-month periods ended June 30, 2006 and 2005.
The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These financial statements should be read in conjunction with the Company’s most recent annual financial statements.
   2- ACCOUNTING POLICIES
Basic and diluted loss per common share and information pertaining to number of shares
The Company uses the treasury stock method to determine the dilutive effect of the share purchase warrants and the stock options and the “if converted” method to determine the dilutive effect of the conversion feature of the preferred shares and the convertible debentures. Per share amounts have been computed based on the weighted average number of common shares outstanding for all periods presented. The diluted loss per share is calculated by adjusting outstanding shares to take into account the dilutive effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures. For all periods presented, the effect of stock options, share purchase warrants and the conversion feature of the preferred shares and the convertible debentures was not included as the effect would be anti-dilutive. Consequently, there is no difference between the basic and diluted net loss per share.
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     3- SHARE CAPITAL AND SHARE PURCHASE WARRANTS
          The following table presents the changes in the number of outstanding common shares:

	June 30, 2006			December 31, 2005
	Common shares			Common shares
	Number		Value	Number	Value
Issued and fully paid
Balance, beginning of year	42,664,523		$78,678,625	42,664,523	$78,678,625
Issue of shares	9,584,458	(c), Note 7	6,468,707	—	—

Balance, end of period	52,248,981		$85,147,332	42,664,523	$78,678,625

          The following table presents the changes in the number of outstanding preferred shares:

	June 30, 2006			December 31, 2005
	Preferred shares			Preferred shares
	Number		Value	Number		Value
Issued and fully paid
Balance, beginning of year	6,341,982		$5,900,000	—		$—
Issue of shares for cash	2,000,000	(a)	2,007,043	6,341,982	(a)	5,900,000

Balance, end of period	8,341,982		$7,907,043	6,341,982		$5,900,000

          The following table presents the changes in the number of share purchase warrants outstanding:

	June 30, 2006				December 31, 2005
				Weighted				Weighted
				average				average
				exercise price				exercise price
	Number	Value		CA$	Number	Value		CA$
Balance, beginning of year	4,022,817	$2,553,099		1.78	2,194,422	$2,017,482		2.28
Issue of share purchase warrants	678,891	116,899	(a), (c), Note 7	0.86	1,828,395	535,617	(a)(b)	1.19
Expiry of share purchase warrants	—	—		—	—	—		—

Balance, end of period	4,701,708	$2,669,998		1.65	4,022,817	$2,553,099		1.78

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
   3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(a)	In July 2005, the Company closed a $5.9 million private placement of convertible preferred shares with an existing institutional investor. The private placement of 6,341,982 preferred shares was made at a subscription price of C$1.14 per preferred share. The preferred shares are entitled to a cumulative dividend of 7%, payable in cash or common shares at the Company’s option. The cumulative dividend has a value of $405,079 on June 30, 2006. The preferred shares are convertible at the investor’s option at any time into common shares at a fixed conversion price of C$1.26 per share (being an effective conversion rate of 0.9036 common share for each Series 1 preferred share).

The agreement also provides that, if on the first anniversary of the closing of the transaction the weighted average trading price of the common shares for the previous ten (10) days does not exceed C$1.20 per share, the investor will have the option to convert some or all the preferred shares at a conversion price of 112.5% of the weighted average trading price for the ten (10) trading days prior to the date of conversion. The right to convert at the adjusted conversion price shall only be available for a period ending on the third anniversary of the closing of the transaction.

The agreement also provides that the Company may force the conversion of the preferred shares into common shares at the conversion price of C$1.26 per share upon the occurrence of certain events or the achievement of certain milestones. For a period of twelve (12) months commencing from the closing date, the investor shall have the option to purchase an additional 2,000,000 preferred shares at a price of C$1.14 per additional preferred share, for a total potential additional investment of C$2,280,000. Each such additional preferred share shall be convertible into common shares at a fixed conversion price of C$1.08 per share (being an effective conversion rate of 1.0556 common share for each Series 2 preferred share). This option was exercised in April 2006. Commission and other costs amounting to $194,382 were incurred and included in the deficit.

In conjunction with the transaction of July 2005, the Company issued to an agent share purchase warrants to purchase 286,535 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $85,961 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 70%

-	Weighted average risk-free interest rate: 3.19%

-	Dividend rate: 0%

Also, with the exercise of the option to purchase an additional 2,000,000 preferred shares, the Company issued to an agent share purchase warrants to purchase 105,555 common shares at an exercise price of C$1.18 per share. The Company evaluated the fair value of such share purchase warrants at $30,294 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 65%

-	Weighted average risk-free interest rate: 4.17%

-	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
   3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
(b)	In July 2005 , the Company closed a $5 million private placement of senior secured convertible debentures with a limited number of U.S. institutional investors. The debentures are secured by a perfected security interest and hypothec on all assets of the Company. The debentures mature on January 28, 2008 and bear interest at a rate of 9% per annum, payable quarterly, subject to certain quarterly adjustments. The debentures are convertible at the investor’s option at any time into common shares at a fixed conversion price of C$0.99 per share.

The agreement provides that, at the Company’s option, any cash payments contemplated under the debentures may be made in freely tradable common shares issued at a 10% discount to market. In addition, if after November 28, 2006, the trading price of the Company’s stock exceeds 225% of the conversion price for 20 consecutive trading days (equivalent to C$2.23 per share), the Company may require the investors to convert the debentures into common shares at the fixed conversion price of C$0.99 per share. The debentures have certain covenants relating to the achievement of specific quarterly and annual revenue levels, quarterly gross margins, and the maintenance of minimum cash and cash equivalents thresholds. These covenants also provide that the Company shall file a submission for regulatory approval for SoftScan by June 30, 2006. The debentures also have certain customary covenants regarding, among other things, the debt that the Company may incur. In an event of default under the debentures, the Company may be required to repay any outstanding amounts plus accrued and unpaid interest, plus a 20% premium. The Company complied with these restrictive clauses which were all met at June 30, 2006.

Also, the Company issued to the investors 5-year warrants to purchase 1,110,139 common shares at an exercise price of C$1.16 per share and 5-year warrants to purchase 123,349 common shares at an exercise price of C$1.39 per share. Finally, for a period of twelve (12) months commencing from the closing date, the investors shall have the option of purchasing additional senior convertible debentures for a total investment of $2.0 million ; and for a period of twelve (12) months following shareholder approval the investors shall have the option of purchasing additional senior convertible debentures for a total investment of US$500,000. These options had not been exercised as at June 30, 2006. The agreement also provides that the Company may force this additional investment to be made if the Company’s stock price closes above 150% of the conversion price for 20 consecutive trading days (equivalent to C$1.49 per share).
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
      3- CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)
For accounting purposes, the debentures contain both a liability component and an equity component, which represent the holder’s conversion option and the warrants. The liability component’s carrying amount has been determined at $3,129,305, the conversion option has been valued at $1,510,467 and the warrants has been valued at $360,228. Interest expense on the liability component is charged to operations, based on the effective interest rate of 38%. The above values were determined by using a combination of the Black - Scholes ( for the conversion option and the warrants) and a discounted cash flow ( for the liability component) of future capital and interest payments until their maturity dates, at a discount rate which represented the borrowing rate available to the Company for similar debentures having no conversion rights. The valuation assumptions are listed below: Future cash flow discount rate: 25%

	Conversion option	Warrants
Expected life:	2.5 years	5 years
Expected volatility:	70%	70%
Weighted average risk-free interest rate:	3.13%	3.33%
Dividend rate:	0%	0%
Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 308,372 common shares at an exercise price of C$1.21 per share. The Company evaluated the fair value of the share purchase warrants at $89,428 using the Black-Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 70%

-	Weighted average risk-free interest rate: 3.13%

-	Dividend rate: 0%

(c)	In May 2006, the Company issued 9,333,400 common shares through a public offering for gross cash proceeds of C$7,000,050. Commission and other costs amounting to $772,655 were incurred and included in the deficit.
Also, in conjunction with the transaction, the Company issued to an agent share purchase warrants to purchase 373,336 common shares at an exercise price of C$0.75 per share. The Company evaluated the fair value of the share purchase warrants at $31,659 using the Black-Scholes model. The valuation assumptions are listed below:

-	Expected life: 1 years

-	Expected volatility: 65%

-	Weighted average risk-free interest rate: 4.08%

-	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
     4- CONVERTIBLE DEBENTURE
As at June 30, 2006, the Company had a convertible debenture which is describe in Note 3b.
The following table discloses the information about the contractual obligations and periods in which payments are due as of June 30, 2006

		Payment due
	Total	Less than 1 year	1-3 years
Convertible debentures	$3,750,000	$2,500,000	$1,250,000

     5- STOCK-BASED COMPENSATION PLAN
The following table presents the changes in the number of stock options outstanding and exercisable as at:

	June 30, 2006		December 31, 2005
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number of options	C$	Number of options	C$
Balance, beginning of year	2,479,479	2.68	2,467,374	2.81
Options granted	306,000	0.63	119,500	0.74
Options exercised	—	—	—	—
Options cancelled	(105,000)	1.50	(107,395)	3.57

Balance, end of period	2,680,479	2.49	2,479,479	2.68

Options exercisable end of period	1,683,970	3.26	1,659,957	3.25

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
   5- STOCK-BASED COMPENSATION PLAN (Continued)
The following table provides information on options outstanding and exercisable as of June 30, 2006:

	Options outstanding			Options exercisable
			Weighted average
Exercice price	Number	Weighted average	remaining contractual	Number	Weighted average
C$	outstanding	exercice price C$	life (years)	exercisable	exercice price C$
0.63 @ 0.99	423,500	0.66	9.46	—	—
1.00 @ 1.99	989,400	1.36	7.40	589,733	1.53
2.00 @ 2.99	256,134	2.27	7.00	216,689	2.29
3.00 @ 3.99	600,445	3.24	7.40	514,445	3.25
4.00 @ 4.99	137,000	4.60	1.16	137,000	4.60
6.00 @ 6.99	111,000	6.00	2.63	111,000	6.00
7.00 @ 7.50	163,000	7.50	3.70	163,000	7.50

	2,680,479	2.49	6.95	1,731,867	3.23

The fair value of stock options granted during the six-month period ended June 30, 2006 and 2005 was estimated on the grant date using the Black & Scholes option-pricing model with the following assumptions for the stock options granted since the beginning of the fiscal year:
-	Weighted average expected life: 4.5 years (4.5 years in 2005);

-	Expected volatility : 65% (70% in 2005);

-	Weighted average risk-free interest rate: 3.98% (3.70% in 2005);

-	Dividend rate: 0% (0% in 2005).
The weighted average fair value of stock options granted during the three-month period and the six-month period ended June 30, 2006 was $0.30 and zero respectively . For 2005 it was zero and $0.50 respectively.
The Company recorded an expense of $73,277 and $141,455, using the fair value method in its operations and deficit statement for stock options granted to employees in the three-month period and in the six-month period ended June 30, 2006. For 2005 it was $58,788 and $116,143 respectively.
The fair value of all stock options outstanding as at June 30, 2006 was CA$1.43, and was estimated on the grant date using the Black & Scholes option-pricing model.
During the fiscal year ended April 30, 2003, the Company did not record any compensation cost related to stock options granted to employees. If the compensation cost had been determined using the fair-value-based method at the grant date of stock options awarded to employees, the net loss and loss per share would have been adjusted to the pro forma amounts indicated in the following table :

	Three-month period ended		Six-month period ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Net loss as reported	$3,643,064	$2,701,883	$6,785,096	$5,945,577
Less: compensation expense recognized in the statement of operations and deficit	(73,277)	(58,788)	(141,455)	(116,143)
Plus: total compensation expenses	76,015	100,768	144,193	201,619

Pro forma net loss	$3,645,802	$2,743,863	$6,787,834	$6,031,053

Basic and diluted loss per share
As reported	$(0.07)	$(0.06)	$(0.14)	$(0.14)
Pro forma	$(0.07)	$(0.06)	$(0.14)	$(0.14)
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
6- SEGMENT INFORMATION

The Company operates in two sectors for financial reporting purposes; the medical sector and the pharmaceutical sector. The medical sector includes the research, design, development and marketing of SoftScan time domain optical breast imaging device. The pharmaceutical sector includes the research, design, development, commercialization of eXplore Optix™ product and Fenestra operations. The information pertaining to the two operating segments are summarized as follows:

	Three-month period ended			Six-month period ended
	June 30, 2006			June 30, 2006
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$664,056	$—	$664,056	1,466,612	$—	$1,466,612
Maintenance	164,617	—	164,617	164,617	—	164,617

	828,673	—	828,673	1,631,229	—	1,631,229

Cost of sales
Product	369,793	—	369,793	867,831	—	867,831
Maintenance	137,835	—	137,835	137,835	—	137,835

	507,628	—	507,628	1,005,666	—	1,005,666

Gross margin	321,045	—	321,045	625,563	—	625,563

Operating expenses
Research and development expenses, net of investment tax credits	757,043	1,628,297	2,385,340	1,308,089	3,041,023	4,349,112
Selling, general and administrative	402,349	584,583	986,932	733,714	1,245,721	1,979,435
Amortization	33,843	37,606	71,449	69,409	75,191	144,600

	1,193,235	2,250,486	3,443,721	2,111,212	4,361,935	6,473,147

Operating loss	872,190	2,250,486	3,122,676	1,485,649	4,361,935	5,847,584
Interest expense on convertible debentures	119,237	278,219	397,456	261,960	611,238	873,198
Interest income	(14,112)	(32,929)	(47,041)	(32,804)	(76,544)	(109,348)
Foreign exchange loss	50,992	118,981	169,973	52,099	121,563	173,662

Net loss	$1,028,307	$2,614,757	$3,643,064	1,766,904	$5,018,192	$6,785,096

	Three-month period ended			Six-month period ended
	June 30, 2005			June 30, 2005
	Pharmaceutical	Medical	Total	Pharmaceutical	Medical	Total
Sales
Product	$511,550	$—	$511,550	1,264,400	$—	$1,264,400
Maintenance	240,950	—	240,950	499,450	—	499,450

	752,500	—	752,500	1,763,850	—	1,763,850

Cost of sales
Product	318,012	—	318,012	806,659	—	806,659
Maintenance	159,109	—	159,109	409,783	—	409,783

	477,121	—	477,121	1,216,442	—	1,216,442

Gross margin	275,379	—	275,379	547,408	—	547,408

Operating expenses
Research and development expenses, net of investment tax credits	364,122	1,635,117	1,999,239	754,751	3,914,532	4,669,283
Selling, general and administrative	372,472	598,803	971,275	705,491	1,137,867	1,843,358
Amortization	58,884	29,927	88,811	86,343	58,948	145,291

	795,478	2,263,847	3,059,325	1,546,585	5,111,347	6,657,932

Operating loss	520,099	2,263,847	2,783,946	999,177	5,111,347	6,110,524
Interest income	(11,566)	(27,991)	(39,557)	(28,031)	(67,837)	(95,868)
Foreign exchange loss (gain)	(12,429)	(30,077)	(42,506)	(20,199)	(48,880)	(69,079)

Net loss	$496,104	$2,205,779	$2,701,883	950,947	$4,994,630	$5,945,577

The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.

ART Advanced Research Technologies Inc.
Notes to Financial Statements
(In U.S. dollars)
(Unaudited)
   6- SEGMENT INFORMATION (continued)
As at June 30, 2006 and December 31, 2005, the majority of identifiable assets consisted of cash, short-term investments and property and equipment used for corporate head office purposes. Identifiable assets by segment are summarized as follows:

	June 30, 2006	December 31, 2005
Pharmaceutical	$3,178,023	$3,162,239
Medical	1,957,513	1,816,893
Corporate	10,966,715	10,253,077

	$16,102,251	$15,232,209

   7- ASSETS ACQUISITION
On March 13, 2006, ART acquired substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices for a total purchase price, including related expenses, of $840,000 (subject to some adjustments); these assets include, in particular, the intellectual property, the accounts receivable, the Fenestra product inventory and some fixed assets. The acquisition was recorded using the purchase method, and earnings from this acquisition have been included in the financial statements since the date of acquisition. The terms of the transaction provide for a purchase price which will be subject to adjustments and to purchase price increases — in the form of earn-outs — based on the future revenue generated by the purchased assets. The purchase price was paid in cash and common shares of the Company.

Also, in conjunction with the transaction, ART issued to an agent share purchase warrants to purchase 200,000 common shares at an exercise price of CA$0.88 per share. The Company evaluated the fair value of the agent share purchase warrants at $54,946 using the Black & Scholes model. The valuation assumptions are listed below:

-	Expected life: 3 years

-	Expected volatility: 65%

-	Weighted average risk-free interest rate: 3.97%

-	Dividend rate: 0%
The accompanying notes are an integral part of the financial statements.
The unaudited quarterly financial statements have not been reviewed by external auditors.